Exhibit 99.5

Red White & Bloom Brands Inc.

(Formely Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the Three and Six Month Periods Ended June 30, 2021

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The following management discussion and analysis (“MD&A”) may contain “forward-looking information” within the meaning of Canadian securities legislation (“forward-looking statements”). These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation. Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including “may”, “future”, “expected”, “intends” and “estimates”. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Certain forward-looking statements in this MD&A include, but are not limited to the following:

• the Company’s expansion plans; and

• its expectations regarding production capacity and production yields

The above and other aspects of the Company’s anticipated future operations are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. Such forward-looking statements are estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. Such factors include but are not limited to the Company’s ability to obtain the necessary financing and the general impact of financial market conditions, the yield from marihuana growing operations, product demand, changes in prices of required commodities, competition, government regulations and other risks.

Readers are encouraged to read the Company’s public filings with Canadian securities regulators which can be accessed and viewed via the System for Electronic Data Analysis and Retrieval (SEDAR) at www.sedar.com

INTRODUCTION

The following MD&A of Red White & Bloom Brands Inc. (formerly Tidal Royalty Corp.) (the “Company” or “RWB”) should be read in conjunction with the Company’s consolidated financial statements and notes thereto for the three and six month periods ended June 30, 2021 and 2020, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

This document is intended to assist the reader in better understanding operations and key financial results as of the date of this MD&A. The consolidated financial statements and this MD&A have been approved by its Board of Directors. This MD&A is dated August 29, 2021.

All dollar amounts referred to in this MD&A are expressed in Canadian dollars except where indicated otherwise.

DESCRIPTION OF BUSINESS AND GOING CONCERN

Red White & Bloom Brands Inc. (formerly Tidal Royalty Corp.) (the “Company” or “RWB”) was incorporated on March 12, 1980 pursuant to the Business Corporations Act, British Columbia.

The Company’s head office and registered office is located at Suite 810 – 789 West Pender Street, Vancouver, British Columbia, V6C 1H2.

These consolidated financial statements have been prepared under the assumption of a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

As at June 30, 2021, the Company has accumulated losses of $100,885,345 since inception, and for the six month period ended June 30, 2021, the Company incurred a net loss of $68,336,512 and net cash used in operations was $24,826,326. The Company’s operations are mainly funded with debt and equity financing, which is dependent upon many external factors and may be difficult to raise additional funds when required. The Company may not have sufficient cash to fund the acquisition and development of assets therefore will require additional funding, which if not raised, may result in the delay, postponement, or curtailment of some of its activities.

If the going concern assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the consolidated statements of financial position classifications used. Such adjustments could be material.

COVID-19

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as “COVID- 19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus, including the closure of non-essential businesses.  Government measures did not materially disrupt the Company’s operations during the three month period ended March 31, 2021.  The production and sale of cannabis has been recognized as an essential service across the U.S and the Company has not experienced production delays or prolonged retail closures as a result.

Du to the uncertainty surrounding COVID-19, it is not possible to predict the impact that COVID-19 will have on the business and financial position.  In addition, the estimates in the Company’s consolidated financial statements will possibly change in the near term as a result of COVID-19 and the effect of any such changes could be material, which could result in impairment of long-lived assets including intangibles.

DESCRIPTION OF BUSINESS

RWB is an investment company with a focus on the United States cannabis industry. The Company’s current investments include PharmaCo Inc. (“PharmaCo”) which include the Debenture and its rights under the Put/Call Option Agreement (both described below), the Platinum Vape business (PV), which acquisition was closed on September 14, 2020, the acquisition of Mid-American Growers Inc. (“MAG”), which was completed on April 24, 2020, the acquisition of Acreage Florida, which was completed April 28th, 2021 and is further described in the consolidated financial statements for the years ended December 31, 2020 and 2019.

The Company holds 8% senior secured convertible debenture (the “Debenture”) and a put/call option agreement (the “Put/Call Option”) to acquire all the issued and outstanding shares of its Michigan based investee PharmaCo, a private company incorporated under the laws of the State of Michigan. The Put/Call Option is subject to the Company completing the licensing requirements to operate in the State of Michigan. The Debenture is secured by all real and personal property and interests in the real and personal property of PharmaCo, whether now owned or subsequently acquired. The Debenture has a maturity date of January 4, 2023 unless the Debenture becomes due earlier.

PharmaCo was granted a Step 1 prequalification by the Medical Marihuana Licensing Board of the State of Michigan in October of 2018, and has been awarded multiple municipal approvals for grower permits (cultivation), manufacturing (including extraction and derivative manufacturing) and provisioning centers (dispensaries).

Since its prequalification was issued in October 2018, PharmaCo expanded its operations through the acquisition of multiple assets that cover cultivation, processing/manufacturing and provisioning centers throughout the state of Michigan.

PharmaCo has purchased three indoor cultivation facilities with a cumulative 110,000 square feet and 10 acres of outdoor cultivation. They control 2 locations for processing and currently operate 8 provisioning centers (dispensaries) as well as control an additional 10 dispensaries that are not open and in various stages of readiness to open.

Subsequent to year end, the Company received it own prequalification in the state of Michigan and will begin the process of Step 2 licensing as part of its plan to operate under its own license in the state of Michigan. Upon completion of the Step 2  licensing the company will be able to recognize directly revenue derived in Michigan. Plans are underway to roll out unified corporate branding to allow for efficiency and scaling both within and outside Michigan.

The Company closed the acquisition of MAG on April 24, 2020. MAG owns and operates a 3.6 million square foot facility in Granville, Illinois and holds both a hemp grower and hemp processing license with the state of Illinois. Hemp crops are in the facility and the company grows, process and sells various hemp and CBD products produced from this facility.

On Dec. 17, 2020 the company signed a definitive agreement to acquire the issued and outstanding shares of Cannabis Capital Partners Inc. (“CCP”), an arm’s length Ontario special purpose vehicle with rights to concurrently purchase medically and recreationally-approved THC cultivation center licenses in the State of Illinois, a 23,572 ft2 active cultivation and manufacturing operation, the associated inventory, and the real estate assets including 2 acres of land.

The Company through RWB Florida entered into a definitive Stock Purchase Agreement on February 21, 2021, as amended on April 27, 2021, to acquire Acreage Florida and the Florida Real Estate for an aggregate purchase price of US $60,000,000 in cash, stock and other considerations including: an up-front cash payment of US $5,000,000 previously paid on execution of the Stock Purchase Agreement; a cash payment of approximately US $16,500,000 made on closing (the “Cash Purchase Price”); US $7,000,000 in common shares of RWB (“RWB Shares”), amounting to 5,950,971 RWB Shares based on a Volume weighted average price of RWB’s Shares on the CSE for the 5 trading days prior to closing, subject to a 12 month lock-up agreement dated April 27, 2021 between Seller and RWB (the “Lock-Up Agreement”) pursuant to which 1/6 of the RWB Shares will be released to the Seller each month commencing the 6th month after the entering into of the Lock-Up Agreement, or immediately upon a change of control transaction; US $28,000,000 in vendor take back promissory notes (comprised of a US $10,000,000 7 month note bearing interest at 8% per annum, a US $18,000,000 13 month note bearing interest at 8% per annum and an approximate US $3,500,000 5 Business Day Note bearing interest at 1% per annum) (collectively, the “Promissory Notes”);

The parties entered into a transition services agreement dated April 27, 2021 (the “TSA”) whereby Seller agreed to provide certain transition services to RWB with respect to continued operations of Acreage Florida by RWB until September 1, 2021 including certain financial reporting and general accounting support, the use of the “Botanist” Brand until such time as RWB receives regulatory clearance in respect of the “High Times” brand or other alternative brand in Florida as well as certain HR and IT support.

Lastly, the Company has followed its strategy of expanding to a limited number of states as the opportunity presents itself with the intent of only entering markets that allow for the operation at scale to try and maximize operational efficiencies generally only available to those businesses that operate at scale.

SELECTED QUARTERLY FINANCIAL INFORMATION

Selected Annual Information

The following selected financial information is derived from the audited consolidated financial statements of the Company:

	Years Ended December 31, (audited)
	2020	2019	2018

Total revenue	$ 23,338,528	$ -	$ -
Gross profit	13,354,557	-	-
General and administration expense	10,695,379	2,951,403	386,387
Earn-out compensation	9,805,500	-	-
Salaries and wages	6,777,330	568,167	-
Depreciation and amortization	15,291,997	1,898	-
Share-based compensation	3,955,976	3,796,095	1,637,559
Sales and marketing	1,762,223	913,412	-
Finance expense (income)	5,272,428	(399,060)	-
(Gain) loss on revaluation of call/put option	(53,619,465)	4,407,819	-
Listing expense	31,705,481	-	-
Net loss and comprehensive loss	20,473,489	12,513,900	2,131,039
Net loss per share – Basic & fully diluted	0.14	0.16	0.06
Totals assets	439,133,197	107,979,469	34,937,686
Total liabilities	229,648,418	55,542,045	161,937
Cash dividends declared per share	Nil	Nil	Nil

Selected Quarterly Information

	Quarters ended
	June 30, 2021	Mar 31, 2021	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021

Total revenue	$ 13,327,814	$ 11,823,405	$ 15,732,790	$6,093,688	$ 1,512,050
Gross profit	5,170,219	6,426,606	(2,173,583)	6,014,075	9,514,065
General and administration expense	3,813,099	3,755,827	11,402,719	6,872,974	1,616,408
Salaries and wages	3,458,576	2,947,145	2,619,139	3,417,228	536,781
Depreciation and amortization	5,475,396	7,221,964	12,058,493	1,911,238	1,321,184
Share-based compensation	4,617,835	2,821,297	2,191,114	489,634	153,153
Sales and marketing	588,863	929,644	90,842	770,729	628,422
Finance expense (income)	12,697,168	393,373	1,425,543	1,568,675	179,633
(Gain) loss on revaluation of call/put option	(14,762,377)	42,492,860	(55,039,466)	-	(58,246)
Listing expense – readjusted in Q4	-	-	8,873,200	-	22,832,281
Net loss and comprehensive loss	(11,264,156)	(57,782,076)	(10,102,991)	8,367,015	19,463,936
Totals assets	525,626,963	405,166,991	439,133,197	328,984,780	241,679,918
Total liabilities	320,055,204	238,972,560	229,648,418	165,651,645	92,100,904
Cash dividends declared per share	Nil	Nil	Nil	Nil	Nil

RESULTS OF OPERATIONS

For the six month period ended June 30, 2021 compared to the six month period ended June 30, 2020.

The Company continues to develop and scale its prior acquisitions of MAG and PV, and generating revenue throughout the first two quarters of F2021. Revenues continue to increase at a steady rate quarter over quarter.  However, the Company continues to incur losses and therefore relies on external sources of capital to fund current operations.

The Company’s ability to continue operations is dependent on management’s ability to secure financing. Management is actively pursuing such additional sources of financing, and there can be no assurance it will be able to secure additional financing required for its operations. Accordingly, these factors indicate material uncertainties that may cause significant doubt as to the Company’s ability to continue as a going concern.  The Company is considering various financing options to fund its operations. During the six months ended June 30, 2021, the Company generated $30.7 million from convertible debenture issuances, $19.9 million from loans and credit facilities, and $13.9 million from conversions of dilutative securities.

On April 28, 2021, the Company completed the acquisition of 77.17% of the issued and outstanding shares of Acreage Florida, Inc., which is licensed to operate medical marijuana dispensaries, a processing facility, and a cultivation facility in the state of Florida.

During the six month period ended June 30, 2021, the Company incurred a comprehensive loss of $69,046,232 (2020 - $22,209,465). The year over year increase in comprehensive loss was mainly attributable to the net effect of:

•Increase of $23,639,169 in sales, from $1,512,050 in 2020 to $25,151,219 in 2021.  The increase is related to hemp sales generated by MAG, packaging revenue generated by PV Michigan and Cannabis vape product sales generated by PV California.

•Increase of $7,991,043 in cost of sales from $272,745 in 2020 to $8,263,788 in 2021. The increase corresponds with the increase in sales, generated by MAG and PV California.

•Increase in operating expenses from $1,366,672 in 2020 to $25,251,974 in 2021. Operating expenses are increasing to scale revenue generating activities and is in line with management expectations. Operating expenses includes non-cash items of depreciation and share-based compensation, which increased year over year by $11,375,114 and $6,163,904 respectively. General and administrative expenses increased from $3,416,104 in 2020 to $7,568,926 in 2021 and salaries and wages increased from $740,963 in 2020 to $6,405,721 in 2021. These increases were to support management in their effort to build infrastructure necessary for the Company’s growth. Further, the expenses increased as a result of the increased headcount and infrastructure that was absorbed through acquisitions late in 2020.

•Increase in other expenses of $16,134,108 year over year, from $25,438,641 in 2020 to $41,572,749 in 2021. The majority of other expenses are made up of non-recurring charges. The 2020 other expenses were primarily composed of $22,832,281 of listing expenses and a $1,420,001 non-cash revaluation loss on the call/put option. The 2021 other expenses are primarily composed of $27,730,483 non-cash revaluation loss on the call/put option and $13,090,541 of finance expenses associated with transactions during the year.

The increase in overall expenses during the six month period ended June 30, 2021 is in line with management expectations.

LIQUIDITY AND CAPITAL RESOURCES

The Company has a history of operating losses and of negative cash flow from operations.  The Company will remain reliant on capital markets for future funding to meet its ongoing obligations.

The Company’s ability to continue operations is dependent on management’s ability to secure additional financing.  Management is actively pursuing such additional sources of financing, and there can be no assurance it will be able to secure additional financing required for its operations.  Accordingly, these factors indicate material uncertainties that may cause significant doubt as to the Company’s ability to continue as a going concern.

As at June 30, 2021, the Company had a working capital deficiency of $90,595,037 (2020 – working capital of $9,390,997), consisting of $27,136,817 in cash (2020 - $1,146,569), prepaid expenses of $2,715,691 (2020 - $1,053,658), accounts receivable of $14,277,512 (2020 - $8,747,261), inventory of $17,901,115 (2020 - $17,561,002), biological assets of $2,111,783 (2020 - $nil), current portion of loans receivable of $54,067,954 (2020 - $51,676,623), net of accounts payable and accrued liabilities of $28,277,363 (2020 - $24,115,714), current portion of convertible debentures of $24,067,736 (2020 - $Nil), license liabilities of $11,997,400 (2020 - $11,997,400), current portion of lease liabilities of $749,240 (2020 - $205,982), current portion of loans payable of $74,413,341 (2020 – 31,349,759) and a credit facility of $65,455,568 (2020 - $ Nil).

The Company believes that the current capital resources are not sufficient to pay overhead expenses for the next twelve months and is currently seeking additional funding to fund its overhead expenses and its continuous search for other business opportunities.  The Company will continue to monitor the current economic and financial market conditions and evaluate their impact on the Company’s liquidity and future prospects.

As at June 30, 2021, the shareholders’ equity of $205,571,759 (2020 - $209,484,779) consisted of common shares of $204,939,610 (2020 - $178,088,767), convertible series I preferred shares of $5,637,175 (2020 - $5,637,175), convertible series II preferred shares of $57,235,501 (2020 - $46,046,088), contributed surplus of $25,459,260 (2020 - $14,863,863), cumulative translation adjustment of ($2,606,340) (2020 – ($1,896,622)), a deficit of $100,885,345 (2020 - $33,254,492), and a non-controlling interest of $15,791,898 (2020 - $nil).

As of June 30, 2021, there is no commitment for capital expenditures.

OUTSTANDING SHARE DATA

Authorized Share Capital

Unlimited number of common shares without par value.

Unlimited number of convertible series I preferred shares without par value, each share convertible into one common share by the holder, and non-voting.

Unlimited number of convertible series II preferred shares without par value, each share convertible into one common share by the holder, and voting. Upon conversion of series II preferred shares into common shares, preferred shareholders will receive equivalent common shares plus an additional 5% common shares for each twelve month period up to twenty-four months.

Issued and Outstanding as June 30, 2021;

a.205,806,345 common shares (2020 – 191,317,226),

b.3,181,250 convertible series I preferred shares (2020 – 3,181,250)

c.114,785,889 convertible series II preferred shares (2020 – 113,585,889)

Common Shares

On January 10, 2020, the Company issued rights to receive 17,133,600 common shares of MichiCann to sellers of MAG.  Immediately prior to the RTO on April 24, 2020, 17,133,600 common shares of MichiCann were issued to sellers of MAG, and the 17,133,600 MichiCann shares were converted to 17,133,600 common shares of the Company and 17,133,600 convertible series II preferred shares of the Company

On January 5, 2021, the Company issued 300,000 of common shares and 300,000 convertible series II preferred shares pursuant to the  exercise of 300,000 stock options for gross proceeds of $150,000.

On January 6, 2021, the Company issued 1,500,000 common shares pursuant to the exercise of 1,500,000 restricted share units.

On January 14, 2021, the Company issued 25,000 common shares pursuant to the exercise of 25,000  warrants for gross proceeds of $18,750.

On January 14, 2021, the Company issued 325,000 common shares and 325,000 convertible series II preferred shares pursuant to the exercise of 325,000 stock options for gross proceeds of $162,500.

On January 27, 2021, the Company issued 354,645 common shares pursuant to the exercise of 354,645 restricted share units.

On January 28, 2021, the Company issued 575,000 common shares and 575,000 convertible series II preferred shares pursuant to the exercise of 575,000 stock options for gross proceeds of $287,500.

On January 29, 2021, the Company issued 3,745 common shares pursuant to the exercise of 3,745 warrants for gross proceeds of $2,809.

On February 3, 2021, the Company issued 7,489 common shares pursuant to the exercise of 7,489 warrants for gross proceeds of $5,617.

On February 4, 2021, the Company issued 1,000 units of common shares for the purchases of 1,000 deal warrants for gross proceeds of $1,000.

On February 9, 2021, the Company issued 298,000 units of common shares for the purchases of 298,000 deal warrants for gross proceeds of $298,000.

On February 9, 2021, the Company issued 199,194 common shares pursuant to the exercise of 199,194 warrants for gross proceeds of $149,396.

On February 10, 2021, the Company issued 220,000 units of common shares for the purchases of 220,000 deal warrants for gross proceeds of $220,000.

On February 11, 2021, the Company issued 871,732 common shares pursuant to the exercise of 871,732 warrants for gross proceeds of $653,799.

On February 11, 2021, the Company issued 617,500 units of common shares for the purchases of 617,500 deal warrants for gross proceeds of $617,500.

On February 12, 2021, the Company issued 2,000 units of common shares for the purchases of 2,000 deal warrants for gross proceeds of $2,000.

On February 16, 2021, the Company issued 279,800 units of common shares for the purchases of 279,800 deal warrants for gross proceeds of $279,800.

On February 16, 2021, the Company issued 175,000 common shares pursuant to the exercise of 175,000 stock options for gross proceeds of $105,000.

On March 11, 2021, the Company issued 487,014 common shares pursuant to the exercise of 487,014 warrants for gross proceeds of $365,261.

On March 17, 2021, the Company issued 2,000 units of common shares for the purchases of 2,000 deal warrants for gross proceeds of $2,000.

On March 18, 2021, the Company issued 7,500 units of common shares for the purchases of 7,500 deal warrants for gross proceeds of $7,500.

On March 23, 2021, the Company issued 8,000,000 units of common shares for the purchases of 8,000,000 deal warrants for gross proceeds of $8,000,000.

On March 31, 2021, the Company issued 237,500 units of common shares for the conversion of debt in the amount of $342,000 to common shares for gross proceeds of $342,000.

On April 5, 2021, the Company issued 64,000 units of common shares pursuant to the exercise of 64,000 RSU units for gross proceeds of $Nil.

On April 22, 2021, the Company issued 900,000 units of common shares pursuant to transaction fee of convertible debenture issued.

On April 27, 2021, the Company issued 5,950,971 units of common shares pursuant to transaction detailed in note 5.

On April 28, 2021, the Company issued 750,000 common shares pursuant to the exercise of 750,000 warrants for gross proceeds of $750,000.

On April 30, 2021, the Company issued 110,500 units of common shares pursuant to the exercise of 110,500 RSU units for gross proceeds of $Nil.

May 12, 2021, the Company issued 531,000 units of common shares pursuant to transaction fee of convertible debenture issued.

Convertible Series II Preferred Shares

On January 5, 2021, the Company issued 300,000 of common shares and 300,000 convertible series II preferred shares pursuant to the  exercise of 300,000 stock options for gross proceeds of $150,000.

On January 14, 2021, the Company issued 325,000 common shares and 325,000 convertible series II preferred shares pursuant to the exercise of 325,000 stock options for gross proceeds of $162,500.

On January 28, 2021, the Company issued 575,000 common shares and 575,000 convertible series II preferred shares pursuant to the exercise of 575,000 stock options for gross proceeds of $287,500.

Warrants

On December 19, 2018, MichiCann issued 595,340 finders' warrants with an exercise price of $1.00 per common share of MichiCann.  No warrants were issued and exercised during the year ended December 31, 2019.

On April 24, 2020, the Company issued 862,813 warrants to holders of Tidal warrants pursuant to Amended Agreement of the reverse takeover transaction.  The warrants are exercisable at the price of $0.80 per common share of the Company.

On April 24, 2020, as a result of the completion of the reverse takeover transaction, the Company issued 323,898 warrants towards finder's fee.  The warrants are exercisable at the price of $5.28 per common share of the Company.

On June 10, 2020, the Company issued 4,500,000 special warrants related to the 1251881 B.C. Ltd. acquisition.  The special warrants are automatically convertible into 4,500,000 common shares of the Company should the volume weighted average price of the Company’s common shares be less than $1.50 for the first 180 days following the acquisition date.  The 4,500,000 warrants were exercised on December 14, 2020.

On September 24, 2020, the Company issued 33,350,000 warrants pursuant to bought deal financing agreement.  The warrants are exercisable at the price of $1.00 per common share of the Company for a period of 24 months.

On September 24, 2020, the Company issued 2,001,000 warrants to finders pursuant to bought deal financing agreement.  The warrants are exercisable at the price of $0.75 per unit for a period of 24 months.  The unit consists of one common share of the Company and one warrant exercisable at the price of $1.00 per common share of the Company.

On February 11, 2021, the Company received a warrant exercise notice for 8,000,000 common shares for gross proceeds of $8 million from an institutional investor and a irrevocable commitment for the purchase of a US$7 million debenture unit.  The debenture unit to be issued by the Company consists of a

US$7,000,000 principal amount of debenture and 1,000,000 common share purchase warrants. Each warrant is exercisable into one common share of the Company at a price of $1.85 for a period of 2 years from the date of issuance. All securities issued are subject to a four-month hold period.

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of	Weighted average
	Warrants	Exercise Price
Balances, December 31, 2020	35,351,000	$0.99
Exercised	(11,021,974)	0.96
Balances, June 30, 2021	24,329,026	$0.99

The following warrants were outstanding and exercisable at March 31, 2021:

			Number of	Number of
		Exercise	Warrants	Warrants
Issue Date	Expiry Date	Price	Outstanding	Exercisable
September 24, 2020	September 24, 2022	$1.00	23,922,200	23,922,200
September 24, 2020	September 24, 2022	$0.75	406,826	406,826
Balance at June 30, 2021		$0.99	24,329,026	24,329,026

Options

On July 27, 2020, the Company adopted a rolling stock option plan (the “Option Plan”), under which the maximum number of common shares (“Shares”) reserved for issuance under the Option Plan at any one time shall not exceed at any time 20% of the then-issued and outstanding shares.

Under the Option Plan, the Board of Directors may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Company. Pursuant to the Option Plan, the Company may issue options for such period and exercise price as may be determined by the Board of Directors, and in any case not exceeding ten (10) years from the date of grant. The minimum exercise price of an option granted under the Option Plan must not be less than the closing price of the Shares  on the date preceding the  option grant date.

The total number of options awarded to any one individual in any 12 month period shall not exceed 5% of the issued and outstanding Shares as at the grant date (unless the Company becomes a Tier 1 issuer of the Toronto Stock Exchange or Toronto Stock Exchange – Venture (a “Tier 1 Issuer”) and has obtained disinterested shareholder approval).

The total number of options awarded to any one Consultant in a 12 month period shall not exceed 2% of the issued and outstanding Shares as at the grant date. The total number of Options awarded in any 12 month period to employees performing investor relations activities for the Company shall not exceed 2% of the issued and outstanding Shares as at the grant date.

On January 6, 2021, the Company granted 100,000 stock options to an employee of the Company.  These options vested 100% on January 6, 2020.  These stock options have an exercise price of $0.75 and expire on January 6, 2026.

Options transactions and the number of options outstanding are summarized are as follows:

	Number of	Weighted average
	Options	Exercise Price
Balances, December 31, 2018	14,549,289	$1.27
Granted	100,000	0.75
Exercised	(1,375,000)	0.51
Balances, December 31, 2020	16,024,289	$1.22

Restricted Share Units

Restricted Share Units (“RSU”) and Deferred Share Units (“DSU”) Under the terms of the RSU plan, directors, officers, employees and consultants of the Company may be granted RSUs that are released as common shares upon completion of the vesting period. Each RSU gives the participant the right to receive one common share of the Company. The Company may reserve up to a maximum of 20% of the issued and outstanding common shares at the time of grant pursuant to awards granted under the plan.

On January 6, 2021, the Company issued 1,500,000 common shares pursuant to the exercise of 1,500,000 restricted share units.

On January 27, 2021, the Company granted 354,645 restricted share units to employees of the Company.  These options vested 100% on January 27, 2021.  These restricted share units were valued at $1.17 and expire on January 27, 2026.

On June 30, 2021, the Company granted 174,500 restricted share units to employees of the Company.  These options vested 100% on June 30, 2021. These restricted share units were valued at $1.43 and expire on January 27, 2026.

FINANCIAL AND OTHER INSTRUMENTS

The Company’s financial assets and liabilities consist of cash, accounts receivable, loans receivable, call option, accounts payables and accrued liabilities, convertible debentures, and bridge financing.

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s consolidated statements of financial position as at June 30, 2021 and December 31, 2020 as follows:

	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance
June 30, 2021
Cash and cash equivalents	$ 27,136,817	$ -	$ -	$ 27,136,817
Call/put option	-	-	84,928,257	84,928,257
TDMA loan	-	-	3,521,613	3,521,613
PV convertible loan	-	-	(18,444,157)	(18,444,157)
Total	$27,136,817	-	$ 70,005,713	$ 97,142,530

December 31, 2020
Cash and cash equivalents	$ 1,146,569	$ -	$ -	$ 1,146,569
Call/put option	-	-	112,658,740	112,658,740
TDMA loan	-	-	4,231,664	4,231,664
PV convertible loan	-	-	(17,705,346)	(17,705,346)
Total	$ 1,146,569	$ -	$ 99,185,346	$ 100,331,915

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.  The three levels of the vair value hierarchy are:

•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities

•Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, and

•Level 3 – valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of other financial instruments, which include accounts payable and accrued liabilities and loans receivable, approximate their carrying values due to the relatively short-term maturity of these instruments.

(a)Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet it's contractual obligations. Financial instruments that are subject to such risk include cash, accounts receivable and loans receivable. Accounts receivable balances are receivable from financial stable companies with good credit history. No credit loss allowance is required as the accounts receivable balances outstanding as at March 31, 2021 are considered collectible. The Company limits its exposure to credit loss by placing its cash with reputable financial institutions. Deposits held with these institutions may exceed the amount of insurance provided on such deposits. The Company is exposed to significant credit risk on its loans receivable. The carrying amount of financial assets represents the maximum credit exposure. The Company mitigates credit risk on loans receivable by monitoring the financial performance of borrowers.

(b)Foreign Exchange Rate

The Company has cash and loans receivable denominated in United States dollars and, as a consequence, the financial results of the Company’s operations as reported in Canadian dollars are subject to changes in the value of the Canadian dollar relative to the US dollar. Therefore, exchange rate movements in the United States dollar can have a significant impact on the Company’s operating results due to the translation of monetary assets.

At March 31, 2021, a 4% (2020 – 4%) strengthening (weakening) of the Canadian dollar against the US dollar would have increased (decreased) the Company’s net loss by approximately $120,500 (2020 - $482,000).

(c)Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. Interest earned on cash is at nominal interest rates, and therefore the Company does not consider interest rate risk for cash to be significant.

As at March 31, 2021, the interest rate on loans receivable, credit facilities, and convertible debentures are fixed based on the contracts in place. As such, the Company is exposed to interest rate risk to the extent as stated on these financial assets and liabilities.

(d)Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.

As at March 31, 2021 the Company had a cash balance of $6,075,258 (December 31, 2020 - $1,146,569) available to apply against short-term business requirements and current liabilities of $144,720,975 (December 31, 2020 -$70,794,116). All of the liabilities presented as accounts payable and accrued liabilities are due within 120 days of March 31, 2021.

Debenture

On January 13, 2021, the Company issued a US$11,550,000 principal amount debenture to an arm's length investor by way of a private placement, netting approximately $11 million after fees and expenses.  The debenture is not convertible, is unsecured and bears interest at a rate of 1% per month.  The principal amount of the debenture and accrued interest is payable on the date that is the earlier of: (i) the date of completion by the Company of a minimum financing of US$20,000,000 and (ii) 120 days from the date of issuance of the debenture, all as more particularly as set forth in the debenture certificate.

On February 4, 2021, the Company closed a debenture unit financing to an arm’s-length investor on a private placement basis.  The debenture is not convertible, is unsecured and bears interest at the rate of 7% per annum. The principal amount of the debenture and accrued interest is payable on April 1, 2022.  A debenture unit consists of a US$6,120,000 principal amount of debenture and 1,000,000 common share purchase warrants netting the Company approximately US$6,000,000 after fees and expenses. Each warrant is exercisable into one common share of the Company at a price of CDN$1.20 for a period of 2 years from the date of issuance. All securities issued in connection with the Private Placement are subject to a four-month hold period.

On April 21, 2021, the Company closed on a US$11 million unsecured debenture from arm's length investors, which bear interest at 12% and mature 150 days from issuance.  900,000 common shares were issued at a price of $1.18 per share as part of this transaction.

Acquisition of Acreage Florida, Inc.

On February 25, 2021, the Company entered into a definitive agreement with HSCP, LLC to acquire all of the issued and outstanding common shares of Acreage Florida, Inc. for US$60 million, which closed on April 28, 2021 and was payable in US$21.5 million in cash, 5,950,971 common shares valued at US$7 million and  US$28 million in vendor take back promissory notes.  The common shares are subject to a 12 month lock-up period pursuant to which 1/6 will be released each month commencing the 6th month.  The promissory notes are comprised of a US$10 million 7 month note bearing interest at 8%, a US$18 million 13 month note bearing interest at 8%, and a US$3.5 million 5 business day note bearing interest at 1%. The promissory notes are secured by the shares of Acreage Florida, Inc.

On April 28, 2021, the Company entered into a binding expression of intent to issue:

*US$3 million in equity of RWB Florida, a wholly owned subsidiary of the Company, subject to repurchase rights and

*US$5 million in unsecured convertible debentures, which bear interest at 8%, mature 3 years from issuance and are convertible to common shares at US$2.75 per share.

As of the date of these consolidated financial statements, US$5.5 million of these unsecured convertible debentures have been issued by the Company.

Settlement of debt

On March 31, 2021, the Company entered into a debt settlement subscription agreement with an arm’s length creditor to settle outstanding indebtedness of $342,000 incurred pursuant to advances made by the creditor to the Company, in consideration for the issuance of 237,500 common shares issued at a deemed price of $1.44 per share.  The Company also issued 174,500 RSUs to two consultants as an incentive for the consultants to drive the growth of the Company. The RSUs will vest immediately and shall entitle the holder to acquire one common share of the Company underlying each such RSU by delivering a notice of acquisition to the Company in accordance with the RSU Plan. In accordance with the RSU Plan, the RSUs were priced at $1.44 based on the closing price of the common shares on March 26, 2021.  All securities issued in connection with the debt settlement and RSUs are subject to a four month lockup.

CREDIT FACILITY

On June 4, 2019, Bridging Finance Inc. (the “Lender”) entered into a credit agreement (the “Credit Agreement”) with the Company and PharmaCo Inc. (“PharmaCo”) (collectively, the “Borrowers”) pursuant to which the Lender established a non-revolving credit facility (the “Facility”) for the Borrowers in a maximum principal amount of $36,610,075 (the “Facility Limit”). The purpose of the Facility was so that the Borrowers can purchase certain real estate and business assets in the state of Michigan, to make additional permitted acquisitions and for general corporate and operating purposes.

The obligations under the Facility were due and payable on the earlier of: (a) the termination date (being January 4, 2020); and (b) the acceleration date (being the earlier of the date of an insolvency event or that a demand notice is delivered pursuant to the terms of the Credit Agreement).

In respect of the advance made by the Lender to the Borrowers under the Facility, the Borrowers agreed to pay the Lender:

(a) Interest at the prime rate plus 10.55% per annum calculated and compounded monthly, payable monthly in arrears on the last day of each month; and

(b) A work fee equal to $909,360 (the “Work Fee”) (paid by the Company).

The obligations under the Facility are secured by general security agreements on each Borrower, mortgages on certain owned real property of PharmaCo among other security obligations.

As the funds under the Facility (net of the Work Fee, commissions and other transaction expenses of the Lender) were advanced by the Lender directly to MichiCann, MichiCann in turn advanced the funds (net of MichiCann’s transaction expenses) to PharmaCo pursuant to a Promissory Note issued by PharmaCo to MichiCann in the principal amount of $30,648,547.

The Company paid financing fees related to the Facility, including the Work Fee, of $2,361,459 which has been included as finance expenses for the year ended December 31, 2019.

The Company also deducted a debt service reserve of $3,323,524 from the total principal amount which serves to pay the interest on the Facility as it is incurred. During the year ended December 31, 2019, the Company incurred interest expense of $3,540,353 on the Facility. As such, as of December 31, 2019 the debt service reserve balance is $nil as it was applied against the interest reserve amount. As at December 31, 2019, interest payable of $235,675 has been included in the bridge financing amount. As a result, the bridge financing balance as at December 31, 2019 was $36,610,075.

On January 10, 2020, the Facility was amended (the “Amended Facility”) pursuant to an amended and restated agreement between the Lender, MichiCann (as guarantor) and PharmaCo, RWB Illinois, Inc. (“RWB”) and MAG. The Amended Facility consisting of Non-revolving Facility A and Facility B.  Non-revolving Facility A for USD$27,000,000 was used to pay the outstanding advances from the bridge financing of CAD$36,610,075.  As a result, the old bridge financing facility balance was fully paid.

The obligations under the Amended Facility are due and payable on the earlier of:

(a) the termination date (being July 10, 2021 subject to the right of the Borrowers to extend the termination date by paying a 1% fee for two additional six-month periods for a total of 30 months); and

(b) the acceleration date (being the earlier of the date of an insolvency event or that a demand notice is delivered pursuant to the terms of the Amended Facility).

The Company's intention is to exercise the right to extend the termination date on July 10, 2021.  If the right to extend is exercised, the January 10, 2022 becomes a maturity date.  Therefore, the outstanding balance at March 31, 2021 has been treated as a current liability.In respect of the advance made by the Lender to the Borrowers under the Facility, the Borrowers agreed to pay the Lender:

(a) Interest at the prime rate plus 12% per annum calculated and compounded monthly, payable monthly in arrears on the last day of each month; and

(b) A work fee equal to $1,492,500 (the “Amended Work Fee”) (paid by the Company)

The work fee of $1,492,500 was recognized as transaction cost and offset against the debt. $817,462 of the total work fee was expensed in the year ended December 31, 2020.

During the three month period ended March 31, 2021, the Company satisfied all financial covenants.  Covenants include prompt payment, preservation of corporate existence, compliance with laws, payment of taxes, maintain of records, maintenance of properties, inspection, insurance coverage, perform obligations, notice of certain events, completion of RTO, discharge of all obligations and liabilities arising under ERISA and further assurance.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period.  Estimates and assumptions may be revised as new information is obtained, and are subject to change.  The Company’s accounting policies and estimates used in the preparation of the consolidated financial statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process. In preparing these MD&A, management has made significant assumptions regarding the circumstances and timing of the transactions contemplated therein, which could result in a material adjustment to the carrying amount of certain assets and liabilities if changes to the assumptions are made.

The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are consistent with those disclosed in the notes to the consolidated financial statements for the three month period ended March 31, 2021.

RELATED PARTY TRANSACTIONS

The following is a summary of related party transactions that occurred during the six month period ended June 30, 2021 and 2020:

a)Included in accounts payable and accrued liabilities is $275,010 (December 31, 2020 - $374,232) payable to officers and a director of the Company. Amounts due to related parties have no stated terms of interest and/or repayment and are unsecured.

b)Key management personnel include the directors and officers of the Company. Key management compensation consists of the following:

	2020	2019
Consulting fees paid or accrued to a company controlled by the director of the Company	$ 271,020	$ 98,850
Salary accrued to management of the company	75,000	248,812
Share-based compensation	257,660	115,913
	$ 603,680	$ 463,575

There were no post-employment benefits, termination benefits or other long-term benefits paid to key management personnel for the three month ended June 30, 2021.

OFF-BALANCE SHEET ARRANGEMENTS

The Company did not enter into any off-balance sheet arrangements during the period.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, including the consolidated financial statements, is the responsibility of Management.  In the preparation of these statements estimates are sometimes necessary to make a determination of future values for certain assets or liabilities.  Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying consolidated financial statements.

Risks

The Investment in the common shares must be regarded as highly speculative due to the proposed nature of the Company’s business and its present stage of operations.

There can be no assurance that an active and liquid market for the Company’s common shares will develop and an investor may find it difficult to resell the common shares.

CONTROLS AND PROCEDURES

The Chief Executive Officer ("CEO") and Chief Financial Officer (“CFO”) are responsible for designing internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external purposes in accordance with IFRS. The design of the Company’s internal control over financial reporting was assessed as of the date of this MD&A.

Based on this assessment, it was determined that certain weaknesses existed in internal controls over financial reporting. As indicative of many small companies, the lack of segregation of duties and effective risk assessment were identified as areas where weaknesses existed. The existence of these weaknesses is to be compensated for by senior management monitoring, which exists. The officers will continue to monitor very closely all financial activities of the Company and increase the level of supervision in key areas. It is important to note that this issue would also require the Company to hire additional staff in order to provide greater segregation of duties. Since the increased costs of such hiring could threaten the Company’s financial viability, management has chosen to disclose the potential risk in its filings and proceed with increased staffing only when the budgets and workload will enable the action. The Company has attempted to mitigate these weaknesses, through a combination of extensive and detailed review by the CEO of the financial reports.

OUTLOOK

Although current management has demonstrated its ability to raise funds in the past, with the current financial market conditions and global economic uncertainty, there can be no assurance they will be able to do so in the future.  The financial results and discussion do not include the adjustments that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

COVID-19 INFORMATION

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and physical distancing, have caused material disruption to business globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the consolidated financial results and condition of the Company in future periods.

SUBSEQUENT EVENTS

On August 4, 2021, the Company closed on the acquisition of an operational 45,000 square foot greenhouse situated on 4.7 acres of land in Apopka, Florida.  The Red White & Bloom team will begin rapid development on the facility to ensure all compliance standards are achieved for a Q4 2021 harvest schedule. This acquisition comes directly on the heels of the Sanderson Florida purchase and provides immediate benefits for significant cultivation expansion for delivery to RWBFL stores in Florida.

OTHER INFORMATION

Additional information about the Company is available on SEDAR at www.sedar.com.